GUZOV OFSINK LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road, Suite 207 Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

April 29, 2008

Mr. Jeffrey P. Riedler
Assistant Director
John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 6010

Re: China Biopharma, Inc.
Amendment to Schedule 14C
File No. 0-50005

Gentlemen:

Reference is made to your comment letter, dated April 16, 2008 to our client, China Biopharma, Inc. (the “Company”), relating to the subject Schedule 14C (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Amendment to certificate of incorporation to increase the number of authorized shares of the Company’s common stock.

Purpose of Amendment

1.
Please expand the discussion in the first paragraph to indicate as of the most recent date practicable and assumed conversion rate, the number of additional shares you would be required to issue to satisfy the remaining principal and interest over the remaining term of the notes. In addition, please indicate that if the market price of your stock declines, the number of shares you would be required to issue would increase.

Response:

We have expanded the discussion in the first paragraph by adding the following disclosure:

As of April 14, 2008, the average closing bid prices for the common stock for the five trading days prior to April 14, 2008, was $0.00484. Accordingly using an assumed effective conversion rate of $0.00363 (or 75% of $0.00484) we would be required to issue 577,051,311 additional shares of our common stock to the holders to pay off the principal and pay the interest due over the remaining term of the Notes. If the market price of our common stock falls we would be required to issue even more shares.

2.	Please expand the discussion in the first paragraph to clarify that since the event of default you cannot pay down the obligation with shares of your stock without the consent of the investors.

Response:

We have expanded the discussion in the first paragraph by adding the following disclosure:

We intend to endeavor to satisfy our past and future amortization payments due under the Notes by delivery of shares of our common stock. However, there can be no assurance that this will be possible as the investors have the right to request payment in cash following an event of default. We have communicated with our investors and they have verbally agreed to continue to accept unregistered shares in payment of amounts due to date. However, we cannot assure you that the investors will continue to permit us to make monthly payments due on the Notes in the future in shares of our common stock. We do not currently have sufficient cash flow to make the payments due on the Notes in cash. Accordingly if the investors do not continue to permit us to make the monthly payments due on the Notes by issuing shares of our common stock we may not be able to continue as a going concern and may be forced to wind up our affairs or seek protection under the bankruptcy laws.

3.	Please describe what might happen in the event the investors request payment of cash and you are unable to satisfy this request.

Response:

See the disclosure set forth in response to comment 2 above.

4.
We note the planned increase in the number of authorized shares of common stock will enable you to satisfy the convertible notes and other current and future convertible securities and to pursue acquisitions or enter into transactions which the board believes will provide potential growth and profit . We also note the number of shares currently required to satisfy the note holders together with the number of shares currently outstanding will exceed the number of shares you plan to authorize. Please advise or revise your discussion accordingly.

Response:

We have revised the disclosure as follows:

We currently have 175,296,716 shares of common stock outstanding. Accordingly after giving effect to the increase in the number of authorized shares of common stock to 700,000,000 to be effected by the filing of the certificate of amendment, we will have an additional 524,703,284 shares of common stock available for issuance. Based on the assumed conversion price of $0.00363 we will be required to issue 577,051,311 shares to pay off the Note in full. Accordingly based on this assumed conversion price there will be a shortfall of 52,348,027 shares. The Board intends to adopt a certificate of amendment at a later date if required to increase the authorized number of shares of common stock and to submit that amendment for approval to the stockholders.

We have also deleted as a purpose the reference to the ability to issue shares in connection with acquisitions as a purpose.

Certain additional information regarding the convertible notes.

5.	This section refers to selling shareholders, however such term is not defined and seems to be inconsistent with the discussion in the document.

Response

All references to “selling shareholders” have been changed to “holders.”

On behalf of the Company we represent as follows:

The Company understands that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing:

(ii)	that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Sincerely,

Guzov Ofsink, LLC

/s/ Mark Cawley

cc: Peter Wang